UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
  Mail Stop 7010
      November 30, 2006

    Via facsimile and U.S. mail

    Mr. Lorne Chomos
  President
  Nuport Group, Inc.
  502 East John Street
  Carson City, Nevada 89706

      Re:	 Nuport Group, Inc.
       		 Registration Statement on Form SB-1
       Filed November 3, 2006
       File No. 333-138394

 Dear Mr. Chomos:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note that Mr. Chomos is affiliated with Blackmont Resources Inc., a gold mining company with claims on Vancouver Island in British Columbia. Please add a risk factor that discusses the risks to the company from this conflict of interest and state whether the company has any policies with regard to conflicts of interest or the allocation of corporate opportunities. Also disclose in the Business section the relative proximity of the Blackmont claims to the Nuport claims, or explain to us why you believe that this is not relevant information.

Business of the Issuer

Property Acquisition Details, page 22
2. File as exhibits written consents from both Messrs. Laird and Thomson. Both need to agree to the related disclosure and to being named as experts in the registration statement.

Directors, Executives Officers and Significant Employees, page 31
3. We note that Mr. Chomos` biography does not mention his affiliation with Blackmont Resources, Inc. Please explain why, and revise as appropriate.
4. Eliminate any gaps or ambiguities with regard to time. Mr. Chomos` biography must provide a detailed discussion of the most recent five years, including the month and years he held each named position or office. For jobs held prior to the five year period, make this clear by including the years in which he worked for the named employer. Identify by name the "major corporation" and NGO, and name any offices held during the most recent five years.

Remuneration of Directors and Officers, page 32
5. Since the company was organized on the same date that you include in the table, it appears to be meaningless. Please update to provide current information. We may have further comments.

Legal Matters, page 34
6. Please provide the business address for Mr. McGeary.

Available Information, page 34
7. Please update the address you provide for the Securities and Exchange Commission. We are now located at 100 F. St. N.W.,
Washington, D.C. 20549.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


Please contact Donna Levy at (202) 551-3292 or in her absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.



      Sincerely,


      H. Roger Schwall
      Assistant Director


cc:  A. McGeary, Esq. (817-252-5886)
    T. Levenberg
    D. Levy




Mr. Lorne Chomos
November 30, 2006
Nuport Group, Inc.
Page 4